May 8, 2019

Michael Midgley
Chief Financial Officer
Coda Octopus Group, Inc.
9100 Conroy Windermere Road, Suite 200
Windermere, Florida 34786

       Re: Coda Octopus Group, Inc.
           Form 10-K for the Fiscal Year Ended October 31, 2018
           Filed February 1, 2019
           File No. 001-38154

Dear Mr. Midgley:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure